For Immediate Release

CNSX:QSS

QMI SEISMIC

CANCELS STOCK  OPTIONS

APRIL   26,   2011,   VAN COUVER,   BC :   QMI   SEISMIC   IN C.   (CNSX:   QSS)   (the   “Com pany”   or   “QMI”)

announces  that   it  has cancelled all previously granted incentive stock options effective April 20, 2011.  Following the cancellation the Company will have 2,360,837 stock options available for grant.

About QMI Seismic Inc.:

QMI  markets and  distributes  advanced commercial,  industrial,  and residential electronic  safety  systems that detect  the  presence  of gas  leaks, water leaks, and seismic  vibra tions  then  signal  controls  to shut off gas  valve s, water val ves,  and power inputs.  QM  I  holds  distri bution a greements  in a number o f internation al regions for products with  paten ted  techn ology  that allow for remote gas and  water

shutof f.   The  seism ic detection  products  that it m arkets an d distributes  are used  by  some  of the world’s

largest  companies and organizations including  NASA  and G.E.  Rail.   The adva nced  early  warning systems

are designed  to remo tely  shut-off utilities in the e vent of an ear thquake an d  to  provi de early  warning to household s.

On Behalf of the  Board:

Navchand Jagpal, President

QMI SE ISMIC INC.

1250 West  Hastings S treet

Vancouver, BC

V6E  2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and unc ertainties. Ac tual  events or results could dif fer materially from the Company’s expec tations and project ions.”

THE  CANA DIAN NATIONAL STOCK  EXCHANG  E HAS NOT  REVIEWED AND  DOES  NOT  ACCEPT  RESPON SIBILITY FOR  THE  ADEQU ACY  OR  ACCURAC Y OF THIS RELEASE